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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hansen Natural Corporation

(Name of Issuer)

Common Stock, $0.005 par value per share

(Title of Class of Securities)

411310-10-5

(Cusip Number)

May 28, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

(Continued on following pages)

(Page 1 of 7 Pages)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G
(Amendment No. 3)

CUSIP No. 411310-10-5

1.	Name of Reporting Person: Kevin Douglas (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 693,013

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,026,461

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,026,461

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.0%(2)

12.	Type of Reporting Person: IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 392,794 shares both directly and jointly.

(2)	Calculated based on 10,253,203 shares of Hansen Natural Corporation’s Common Stock outstanding as of May 2, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended March 31, 2003 and filed with the Securities and Exchange Commission on May 15, 2003.

SCHEDULE 13G
(Amendment No. 3)

CUSIP No. 411310-10-5

1.	Name of Reporting Person: James E. Douglas, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 18,780

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 18,780

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,026,461

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.0%(1)

12.	Type of Reporting Person: IN

(1)	Calculated based on 10,253,203 shares of Hansen Natural Corporation’s Common Stock outstanding as of May 2, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended March 31, 2003 and filed with the Securities and Exchange Commission on May 15, 2003.

SCHEDULE 13G
(Amendment No. 3)

CUSIP No. 411310-10-5

1.	Name of Reporting Person: Douglas Family Trust (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 314,668

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 314,668

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,026,461

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.0%(2)

12.	Type of Reporting Person: OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are each a co-trustee.

(2)	Calculated based on 10,253,203 shares of Hansen Natural Corporation’s Common Stock outstanding as of May 2, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended March 31, 2003 and filed with the Securities and Exchange Commission on May 15, 2003.

SCHEDULE 13G
(Amendment No. 3)

CUSIP No. 411310-10-5

1.	Name of Reporting Person: James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 300,219

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 300,219

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,026,461

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.0%(2)

12.	Type of Reporting Person: OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are each a co-trustee.

(2)	Calculated based on 10,253,203 shares of Hansen Natural Corporation’s Common Stock outstanding as of May 2, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended March 31, 2003 and filed with the Securities and Exchange Commission on May 15, 2003.

Item 4. Ownership

     Reference is made to Rows 5-9 and 11 of each of the cover pages of this Amendment No. 3 to Schedule 13G, which Rows are incorporated by reference herein. According to Hansen Natural Corporation’s quarterly report on Form 10-Q for the quarter ended March 31, 2003, as filed with the Securities and Exchange Commission on May 15, 2003, there were 10,253,203 shares of its Common Stock outstanding as of May 2, 2003. As of the date of filing of this Amendment No. 3 to Schedule 13G, the following Reporting Persons hold directly the following number of shares of Hansen Natural Corporation’s Common Stock:

COMMON STOCK
REPORTING PERSON	DIRECTLY HELD

Kevin Douglas (1)	392,794
James E. Douglas, III	18,780
Douglas Family Trust	314,668
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	300,219

Total	1,026,461

(1)	As referenced above, Kevin Douglas and his wife, Michelle Douglas, hold 392,794 shares both directly and jointly.

     Each of the Reporting Persons may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Amendment No. 3 to Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2003		/s/ Kevin Douglas

Kevin Douglas

Date: June 3, 2003		/s/ Kevin Douglas, Attorney-in-Fact

James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: June 3, 2003	By:	/s/ Kevin Douglas, Attorney-in-Fact

	Title:	James E. Douglas, Jr. Trustee

Date: June 3, 2003	By:	/s/ Kevin Douglas, Attorney-in-Fact

	Title:	Jean A. Douglas Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: June 3, 2003	By:	/s/ Kevin Douglas

	Title:	Kevin Douglas Trustee

Date: June 3, 2003	By:	/s/ Kevin Douglas, Attorney-in-Fact

	Title:	Michelle Douglas Trustee

EXHIBIT A

JOINT FILING (SEE ITEM 4 HEREOF) AGREEMENT

     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Amendment No. 3 to Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of Hansen Natural Corporation’s Common Stock, $0.005 par value per share, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: June 3, 2003		/s/ Kevin Douglas

Kevin Douglas

Date: June 3, 2003		/s/ Kevin Douglas, Attorney-in-Fact

James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: June 3, 2003	By:	/s/ Kevin Douglas, Attorney-in-Fact

	Title:	James E. Douglas, Jr. Trustee

Date: June 3, 2003	By:	/s/ Kevin Douglas, Attorney-in-Fact

	Title:	Jean A. Douglas Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: June 3, 2003	By:	/s/ Kevin Douglas

	Title:	Kevin Douglas Trustee

Date: June 3, 2003	By:	/s/ Kevin Douglas, Attorney-in-Fact

	Title:	Michelle Douglas Trustee

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